Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 10, 2024

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on Registration Statement on Form F-1 Filed February 1, 2024

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 27, 2024 on the Company’s registration statement on Form F-1 publicly filed on February 1, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the roadshow no earlier than 15 days after the date hereof.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Registration Statement on Form F-1 filed February 1, 2024

Compensation of Directors and Executive Officers, page 121

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

In response to the Staff’s comments, the Company has revised disclosure on page 122 of the Registration Statement.

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June 10, 2024	2

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer
XCHG Limited

Mr. Allen Wang, Esq., Partner
Latham & Watkins LLP

Mr. Max Ma, Partner
KPMG Huazhen LLP

June 10, 2024	3